Exhibit 2.1

AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT OF PURCHASE AND SALE (“Agreement”) is made as of November 5, 2013 (the “Effective Date”), by and among SAFEWAY AUSTRALIA HOLDINGS, INC., a Delaware corporation (“Safeway AUS”), SAFEWAY INC., a Delaware corporation (“Safeway” and, together with Safeway AUS, the “Selling Parties” and each, a “Selling Party”), and ANNIE’S, INC., a Delaware corporation (“Buyer”). Safeway AUS, Safeway and Buyer each are referred to herein as a “Party” and collectively as the “Parties”.

R E C I T A L S

A. Subject to existing matters of record, Safeway AUS is the owner of the land more particularly described on Exhibit A, situated in the City of Joplin, County of Jasper, State of Missouri (the “Land”) and the improvements located on such Land (the “Improvements”). The Land, all hereditaments and appurtenances now situated in and on the Land, any and all of the Selling Parties’ or any of their affiliates’ right, title and interest in streets and alleys adjacent thereto, and Improvements are collectively referred to herein as the “Plant”. The Selling Parties directly and through their affiliates currently operate the Plant for the manufacture of cookies, crackers and other products.

B. Safeway is the tenant under that certain Commercial Lease dated April 1, 2009 with Standard Transportation Services, Inc. (the “Landlord”) pursuant to which Safeway leases from Landlord a portion of Landlord’s warehouse adjacent to the Plant (the “Warehouse Space”) for the storage of finished products and raw materials made or used at the Plant. Said Commercial Lease, as amended by Amendment to Lease dated February 5, 2013 and Second Amendment to Lease dated August 20, 2013, is herein referred to collectively as the “Warehouse Lease.”

C. The Selling Parties desire to sell and Buyer desires to purchase all right, title and interest of the Selling Parties in and to the Plant together with all Fixtures and Equipment (defined in Section 1.1 below), but expressly excluding any Excluded Assets (defined in Section 1.3 below) which are not being sold to Buyer pursuant to this Agreement. The Selling Parties desire to assign, and Buyer desires to assume the Warehouse Lease. Except as expressly set forth in this Agreement or any of the documents executed and delivered by Buyer at Closing pursuant to this Agreement, Buyer is not assuming any liabilities of the Selling Parties.

D. In addition to the foregoing, as a material condition precedent to the Parties’ respective obligations to consummate this Agreement, at the Closing, Buyer and Safeway (or an affiliate thereof) will enter into (i) a supply agreement (the “Supply Agreement”) in substantially the form attached hereto as Exhibit D, providing for the sale by Buyer to Safeway (or an affiliate thereof) of certain products made at the Plant, and (ii) a transition services agreement (the “Transition Services Agreement”) in substantially the form attached hereto as Exhibit E, providing for certain services to be provided by Safeway (or an affiliate thereof) to Buyer for a mutually agreed length of time following the Closing, all as more particularly provided in this Agreement.

E. The Parties desire to enter into this Agreement to establish the terms, covenants and conditions upon which the sale of the Plant and all related transactions shall take place.

A G R E E M E N T

NOW, THEREFORE, in consideration of the foregoing, and of the mutual agreement of the Parties hereto to the terms and conditions hereinafter contained, the Parties intending to be legally bound agree as follows:

T E R M S

1.	Agreement to Buy and to Sell.

1.1.	Fixtures and Equipment.

“Fixtures and Equipment” means the fixtures, equipment, machinery and other tangible property (other than Inventory and Supplies) located at the Plant or the Warehouse Space as of the Effective Date, including, but not limited to, those listed on Exhibit B, but excluding any Excluded Assets.

1.2.	Inventory and Supplies.

“Inventory and Supplies” means all raw materials, work in progress, and finished product, and all packaging materials located at the Plant or the Warehouse Space on the Closing Date, including “In Progress” assets, but excluding any Excluded Assets. The Inventory and Supplies shall be counted and valued as set forth in Section 6.3 below.

1.3.	Excluded Assets.

“Excluded Assets” means (a) any materials that would otherwise constitute Inventory and Supplies but are not in useable condition or fit for their intended purpose, and (b) assets explicitly set forth on Exhibit C attached hereto.

The Plant, Fixtures and Equipment, Inventory and Supplies, Warehouse Lease and Assigned Contracts (as hereinafter defined) are hereinafter collectively referred to as the “Purchased Assets.”

1.4.	Purchased Assets; Conveyance.

(a) At the Closing, the Selling Parties shall convey (or cause to be conveyed) to Buyer all right, title and interest of the Selling Parties in and to the Plant, subject only to the Permitted Exceptions (as hereafter defined), pursuant to a special warranty deed in the form attached hereto as Exhibit H (the “Deed”). In connection therewith, Buyer will receive the Title Policy (as hereafter defined) at Closing evidencing fee title in Buyer, subject only to the Permitted Exceptions.

(b) At the Closing, the Selling Parties shall convey (or cause to be conveyed) to Buyer all right, title and interest of the Selling Parties in and to the Fixtures and Equipment and Inventory and Supplies, in each case free and clear of any lien (statutory or other), security interest, mortgage, pledge, lease, sublease, encroachment, adverse claim, title defect, right of first refusal or other preferential purchase right, charge or other encumbrance (“Encumbrances”), pursuant to a Bill of Sale in substantially the form attached hereto as Exhibit G (the “Bill of Sale”).

(c) Subject to receipt of written consent from the Landlord, at the Closing, the Selling Parties shall assign (or cause to be assigned) to Buyer the Warehouse Lease pursuant to an Assignment and Assumption of Lease Agreement in substantially the form attached hereto as Exhibit F (the “Lease Assignment”).

(d) Subject to receipt of written consent from the counter parties thereto to the extent required for the assignment thereof, the Selling Parties shall assign (or cause to be assigned) to Buyer all right, title and interest of the Selling Parties in and to each of the agreements set forth in Section 1.4(d) of the Disclosure Letter (the “Assigned Contracts”).

(e) In addition, at the Closing, the Selling Parties shall convey, deliver, assign or transfer, or cause to be conveyed, delivered, assigned or transferred, to Buyer: (x) all permits, licenses and other governmental authorizations used or held for use in connection with the operation of the Plant or the ownership or operation of the Purchased Assets that are by applicable law transferrable to Buyer (“Transferrable Permits”), each of which is identified on Section 1.5(e) of the disclosure letter delivered by the Selling Parties in connection with this Agreement (the “Disclosure Letter”); and (y) the books and records relating to the Plant or the ownership or operation of the Purchased Assets, except to the extent that the Selling Parties are required by applicable law to retain the same.

1.5.	Excluded Assets.

Notwithstanding any provision in this Agreement, the Purchased Assets shall not include any Excluded Assets.

1.6.	No Assumed Liabilities.

As a result of the transactions contemplated hereby or otherwise, other than (a) performance obligations under the Warehouse Lease or Assigned Contracts arising after the Closing, (b) Liabilities (defined hereinbelow) arising out of or relating to environmental conditions at, in, on, or emanating from Plant, and (c) Buyer’s indemnities expressly set forth in this Agreement and/or the other documents executed and delivered by Buyer pursuant to this Agreement (together, the “Assumed Liabilities”), Buyer shall not assume or be obligated to perform or discharge when due any Liabilities of the Selling Parties (or any affiliates thereof), including, but not limited to: (w) any Liabilities whatsoever arising from or relating to the ownership or operation of any of the Purchased Assets prior to the Closing; (x) any Liabilities relating to any former or current employee of the Selling Parties (or any affiliates thereof) arising out of or relating to their employment by the Selling Parties (or any of their affiliates); (y) any Liabilities relating to any health, welfare, retirement or other benefit plan maintained for employees of any of the Selling Parties (or any affiliates thereof), whether arising on or prior to or after the Closing; and (z) except as specifically contemplated by Section 2.3 or Section 4.4, any and all taxes arising in connection with the purchase and sale of the Purchased Assets relating to pre-Closing periods; it being agreed that all of the Liabilities described in clauses (w) – (z), inclusive, shall be and remain the sole responsibility of the Selling Parties. “Liabilities” means obligations or liabilities of whatever kind and nature, including all contractual obligations or liabilities, whether absolute or contingent, inchoate or otherwise, primary or secondary, direct or indirect, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown and whenever arising.

2.	Purchase Price.

2.1.	Total Purchase Price.

The aggregate consideration to be paid by Buyer to the Selling Parties for the Purchased Assets shall be equal to (a) $6,000,000 (the “Real Property Consideration”) plus (b) an amount equal to the Inventory and Supplies Cost (as hereinafter defined) (the “Total Purchase Price”). The Real Property Consideration shall be allocated as follows:

$2,760,000 to the Plant; and

$3,240,000 to Fixtures and Equipment.

“Inventory and Supplies Cost” shall mean the Selling Parties’ cost for the Inventory and Supplies as finally determined in accordance with Section 6.3.

2.2.	Payment of Total Purchase Price.

An amount equal to (a) the Real Property Consideration plus (b) the Estimated Inventory and Supplies Cost (as hereinafter defined) shall be deposited with the Escrow Agent on or before the Closing and paid to the Selling Parties at the Closing, as follows:

Within two (2) business days following the Effective Date, Buyer shall deposit with the Escrow Agent (as defined in Section 3.1 below) the amount of Three Hundred Thousand Dollars ($300,000) in immediately available funds (the “Deposit”). The Deposit shall be refundable to Buyer only in the event this Agreement is terminated and this Agreement expressly provides for the return of the Deposit to Buyer under the circumstances of such termination. The Deposit shall be otherwise nonrefundable to Buyer. The Escrow Agent shall place the Deposit in a federally insured financial institution reasonably satisfactory to Buyer and the Selling Parties and shall hold the Deposit in accordance with the terms herein. All interest earned on the Deposit, should Escrow Agent be instructed to place the Deposit in an interest-bearing account, shall become a part of the Deposit and shall be handled under this Agreement in the same manner as the Deposit. In the event Buyer fails to deposit the Deposit in Escrow strictly as and when contemplated under this Section, the Selling Parties shall have the right at any time thereafter, until cured, to terminate this Agreement and all further rights and obligations hereunder by giving written notice of such termination to Buyer. The balance of the Real Property Consideration plus the Estimated Inventory and Supplies Costs, adjusted for Buyer’s share of Closing costs and prorations, shall be deposited by Buyer in Escrow at least one (1) business day prior to the Closing.

2.3.	Escrow Agent Duties; Procedure for Escrow Agent Releasing Deposit.

(a) The Escrow Agent shall hold the Deposit in accordance with the terms set forth in this Agreement and shall evidence its agreement thereto by executing this Agreement.

(b) If any of the Buyer or the Selling Parties believes it is entitled to the Deposit (except as it may be applied towards the Total Purchase Price at Closing) pursuant to the terms of this Agreement, the requesting party shall deliver written notice thereof to Escrow Agent and to the other Party (the “Disbursement Notice”) (which Disbursement Notice shall be sent simultaneously using the same delivery method). The Disbursement Notice shall set forth the reason the requesting Party is entitled to the Deposit (and citation to the applicable section of this Agreement) and request for disbursement of the Deposit in accordance with this Agreement. Upon receipt of the Disbursement Notice, the Escrow Agent shall deliver to each Party written notice (“Deposit Notice”) (which Deposit Notice must be sent simultaneously using the same delivery method) of Escrow Agent’s intent to disburse the Deposit in accordance with the terms of the Disbursement Notice. If neither Buyer nor either of the Selling Parties delivers a written objection (“Disbursement Objection”) to Escrow Agent and the other Party within seven (7) business days of receipt of the Deposit Notice, Escrow Agent shall disburse the Deposit according to the Disbursement Notice. If either Buyer or one of the Selling Parties delivers to Escrow Agent a timely Disbursement Objection, Escrow Agent shall retain the Deposit until (1) Escrow Agent receives written instructions mutually agreed to by Buyer and the Selling Parties, or (2) a court or arbitrator having jurisdiction orders disbursement of the Deposit.

(c) If any dispute between Buyer and the Selling Parties regarding the Deposit is not resolved within thirty (30) days of the date of Escrow Agent’s Deposit Notice, Escrow Agent may deliver the Deposit with pleadings for an interpleader or other appropriate action to a court of competent jurisdiction. Upon filing of the action, Escrow Agent shall be discharged from any and all further obligations to the Selling Parties and Buyer with respect to the Deposit.

(d) Buyer, on the one hand, and the Selling Parties, on the other hand, agree, jointly and severally, to indemnify the Escrow Agent for and hold it harmless against any loss, liability, or expense incurred without negligence or bad faith on the part of the Escrow Agent arising out of or in connection with the acceptance of or the performance of its duties under this Agreement with respect to the Deposit (the “Indemnified Expenses”), as well as the costs and expenses, including reasonable attorneys’ fees and disbursements, of defending against any claim or liability arising in connection therewith; provided, however, that if the Indemnified Expense is incurred because of the fault of either the Selling Parties or Buyer, then the Party at fault shall be responsible for the Indemnified Expenses.

2.4.	Sales Tax.

Buyer shall be responsible for any sales tax due on the sale of the Fixtures and Equipment.

3.	Title and Survey.

3.1.	Title Report; Title Policy.

As of the Effective Date, the Selling Parties have delivered to Buyer evidence of title to the Plant in the form of a commitment (the “Title Report”), together with legible copies of all documents referred to therein, from the Title Company. At the Closing, it shall be a condition to Buyer’s obligation to consummate the purchase of the Plant that the Title Company issue to Buyer an A.L.T.A. owner’s title insurance policy, without standard exceptions (subject to the provisions of Section 3.2) and subject only to the Permitted Exceptions, in the amount of the Total Purchase Price allocable to the to land and buildings comprising the Plant (the “Title Policy”).

As used in this Agreement, “Permitted Exceptions” means (1) all matters shown on Exhibit I attached hereto, and (2) all matters affecting the condition of title created by or with the written consent of Buyer. Notwithstanding the foregoing, Permitted Exceptions shall not include any monetary liens encumbering the Plant (other than the lien of current, non-delinquent taxes and assessments, which shall be prorated as of the Closing pursuant to this Agreement), which must be discharged by the Selling Parties at or prior to the Closing.

3.2.	Survey.

Buyer has ordered, or intends to order, a survey of the Plant (the “Survey”). If Buyer does not obtain the Survey and deliver full copies thereof to the Selling Parties and the Title Company within thirty (30) days after the Effective Date, the Selling Parties shall not be required to cause the Title Company to deliver a Title Policy without the standard survey exception.

4.	Escrow

4.1.	Escrow.

The Selling Parties have heretofore opened an escrow (“Escrow”) covering the purchase and sale of the Plant with Stewart Title Guaranty Company, 10 S. Riverside Plaza, Suite 1450, Chicago, IL 60606, Attn: Michael Lebovitz, Telephone: (312) 849-5885, Fax: (312) 849-4410 (“Escrow Agent” or “Title Company”). Promptly after the Effective Date, the Selling Parties shall deposit an executed copy of this Agreement with Escrow Agent.

4.2.	Document Deliveries.

(a) Selling Parties Deliveries. Not later than one (1) business day prior to the Closing Date, the Selling Parties will deposit (or cause to be deposited) with Escrow Agent the following items:

(i)	Selling Parties’ closing instructions;

(ii)	one (1) original of the Bill of Sale executed by each of the Selling Parties;

(iii)	one (1) original of the Deed executed by the Selling Parties and duly notarized;

(iv)	two (2) original executed counterparts by Safeway of the Lease Assignment unless not required pursuant to the terms of Section 7.7(b) below;

(v)	two (2) original executed counterparts by Safeway or an affiliate thereof of the Supply Agreement;

(vi)	two (2) original executed counterparts by Safeway or an affiliate thereof of the Transition Services Agreement; and

(vii)	a copy of the Closing Statement (as hereafter defined) executed by the Selling Parties.

(b) Buyer Deliveries. Not later than one (1) business day prior to the Closing Date, Buyer will deposit with Escrow Agent the following items:

(i)	Buyer’s closing instructions;

(ii)	two (2) original executed counterparts by Buyer of the Lease Assignment unless not required pursuant to the terms of Section 7.7(b) below;

(iii)	two (2) original executed counterparts by Buyer of the Supply Agreement;

(iv)	two (2) original executed counterparts by Buyer of the Transition Services Agreement; and

(v)	a copy of the Closing Statement executed by Buyer.

(c) Other Deliveries. The Selling Parties, on the one hand, and Buyer, on the other, each shall deposit (or cause to be deposited) with the Escrow Agent such other documents and instruments as shall reasonably be required by such Party and/or the Title Company to consummate the transactions contemplated herein and/or to issue the Title Policy, which, in the other Party’s reasonable opinion, does not increase such Party’s liability or decrease such Party’s rights, including a customary owner’s affidavit in a form reasonably acceptable to the Selling Parties executed by Selling Parties for the benefit of the Title Company and such documents evidencing the power or authority of the Selling Parties and Buyer to consummate the sale and purchase of the Purchased Assets in accordance with this Agreement.

4.3.	Closing.

(a) Closing Date. The closing of the transactions contemplated herein (the “Closing” or “Close of Escrow”) shall occur when any and all required documents and funds have been delivered into Escrow by Buyer and the Selling Parties, the Deed has been recorded in the Official Records of Jasper County and all disbursements have been made by Escrow Agent pursuant to the Closing Statement. Closing shall occur on a date mutually acceptable to Buyer and the Selling Parties (the “Closing Date”) within ten (10) business days after the Due Diligence Deadline (defined in Section 7.1 below), subject to (i) satisfaction or waiver of each of the Buyer Closing Contingencies and the Safeway Closing Contingencies identified in Section 7.3 and Section 7.5, respectively, and (ii) the terms of Section 4.3(b) immediately below.

(b) Notwithstanding Section 4.3(a), in no event shall the Closing Date occur prior to April 2, 2014. Additionally, if the Closing shall not have occurred prior to April 18, 2014 (the “Outside Date”) for reasons other than the default of a Selling Party, on the one hand, or the default of Buyer, on the other hand, then, in such event, at any time thereafter, the non-defaulting Party, upon written notice to the other Parties, shall have the right to terminate this Agreement in which case the Escrow will be cancelled, the Deposit and all other funds and documents in Escrow will be returned immediately to the Party having deposited the same, and the Parties shall have no further obligations to one another except under provisions of this Agreement expressly stated to survive the termination of this Agreement.

(c) Unless otherwise mutually agreed upon by the Parties, the Closing shall be effective as of 12:01 a.m. Central Time on the Closing Date (the “Effective Time”).

4.4.	Prorations; Investigation Costs; Escrow Expenses.

(a) The Selling Parties, jointly and severally, shall pay one-half (1/2) of the Escrow fee, one-half (1/2) of the transfer taxes on the sale of the Plant, and the cost of the Title Report. Buyer shall pay one-half (1/2) of the Escrow fee, one-half (1/2) of the transfer taxes on the sale of the Plant, the premium for the Title Policy, the cost of recording the Deed and all costs of any engineering, environmental or other studies Buyer conducts regarding the condition of the Plant and Fixtures and Equipment. Each Party shall pay the fees of its own attorneys and consultants and any other expenses incurred by such Party in connection with the transactions contemplated by this Agreement. All other items customarily prorated (including current, non-delinquent real property taxes and assessments) or required by any other provision of this Agreement to be prorated or adjusted shall be prorated or adjusted in a manner customary in the community where the Plant is located.

(b) The Selling Parties will request each utility serving the Plant to render a final bill as of the Closing Date so that utility charges may be separately billed for the periods before and after the Closing Date. Charges for electricity, water, sewer, natural gas and sanitation shall be paid by the Selling Parties through the Closing Date, and thereafter Buyer shall be responsible for all such costs.

(c) The Selling Parties shall prepare, subject to Buyer’s prior written approval, which approval shall not be unreasonably withheld, conditioned or delayed, a closing statement (the “Closing Statement”) consistent with the terms and conditions set forth in this Agreement. If any of the prorations set forth in subsection (a) above cannot be definitely calculated on the Closing Date, then they shall be estimated at the Closing and definitely calculated as soon after the Closing Date as feasible. As soon as the necessary information is available, Buyer and the Selling Parties shall conduct a post-Closing review to determine the accuracy of all prorations. In the event the Parties are unable to agree on the accuracy of any estimated prorations, the matter shall be submitted to an independent accounting firm mutually acceptable to the Parties for resolution, and the resolution of such firm shall be binding upon the Parties. A Party owing the other Party a sum of money based on such subsequent proration(s) or post-Closing review shall promptly pay said sum to the other party, together with interest thereon at the lesser of two percent (2%) over the “prime rate” (as announced from time to time in The Wall Street Journal) per annum or the maximum rate allowed by law, from the date of demand to the date of payment if payment is not made within ten (10) days after delivery of a written demand therefor, together with documentation to support such demand. The provisions of this Section related to post-Closing adjustment of prorations shall survive the Closing.

4.5.	Possession.

On the Close of Escrow, the Selling Parties shall deliver (or cause to be delivered) to Buyer possession of (i) the Plant, subject only to the Permitted Exceptions, (ii) the Fixtures and Equipment, free and clear of all Encumbrances, (iii) the Inventory and Supplies, free and clear of all Encumbrances, and (iv) the Warehouse Space, subject to receipt of Landlord’s written consent to the assignment of the Warehouse Lease to Buyer.

5.	Employee Matters.

(a) Effective at the Closing, Buyer shall offer employment (which offer will be contingent upon reasonable and customary pre-employment conditions of Buyer, including drug testing and background checks) to no less than ninety-five percent (95%) of all of the active employees of the Selling Parties and their affiliates at the Plant at substantially the same current base compensation (salary/hourly rate) and with comparable health and welfare benefits (excluding retiree medical). Buyer will be under no obligation to offer employment to any employees on short term disability, workers’ compensation, leave under Family & Medical Leave Act, or other approved leave of absence from employment, until such time as those employees are available to return to full time work and perform the essential functions of such employee’s respective position. The covenants of Buyer specified in this Section 5(a) are referred to in this Agreement as “Buyer’s Hiring Covenants”.

(b) The Parties acknowledge that the Worker Adjustment and Retraining Notification (“WARN”) Act requires employers with 100 or more employees to provide notification 60 calendar days in advance of plant closing or mass layoffs. However, this requirement shall not be applicable if Buyer complies with Buyer’s Hiring Covenants. In reliance upon Buyer’s compliance with Buyer’s Hiring Covenants, the Selling Parties will not send WARN Act notices to any employees at the Plant. Buyer shall indemnify, defend and hold harmless the Selling Parties from and against any and all liabilities, losses, demands, claims, causes of action, penalties, fines, costs and/or expenses (including, without limitation, reasonable attorneys’ fees and expenses) arising as a result of a claimed violation by the Selling Parties of the WARN Act and/or any analogous state or local laws or ordinances resulting directly from Buyer’s failure to comply with Buyer’s Hiring Covenants.

(c) The Selling Parties understand and acknowledge that Buyer will not assume any existing collective bargaining agreements of the Selling Parties (or any of their affiliates) or any Liabilities associated therewith, and, subject to Buyer’s Hiring Covenants, Buyer reserves the right to make its own hiring, employment and compensation decisions concerning any employees who receive any offer of employment from Buyer, including the ability to set initial terms and conditions. Buyer understands that the Selling Parties intend to comply (or cause their affiliates to comply) with any collective bargaining obligations they may have with respect to the transaction contemplated by this Agreement prior to the Closing. Buyer will abide by all applicable laws, and subject to the Selling Parties’ prior written consent, may, prior to Closing, meet with current labor organization(s) representing the employees of the Selling Parties or their affiliates, not for purposes of recognition or bargaining, but to discuss any issues of mutual concern relating to the new terms and conditions of employment Buyer intends to offer. If required by applicable law, Buyer will recognize the collective bargaining representative of the employees of the Selling Parties and their affiliates.

6.	Physical Condition of the Plant and Warehouse Space.

6.1.	“AS-IS” Condition.

(a) Other than as expressly set forth in this Agreement or the documents executed and delivered into Escrow by the Selling Parties in connection with the Closing, neither the Selling Parties nor any of their officers, directors, partners, employees, agents, attorneys, and any other person acting on behalf of the Selling Parties (collectively, “Safeway Parties”) have made, or will make, any representations or warranties, express or implied, verbal or written, with respect to any aspect of the Plant or Warehouse Space, including, without limitation, their physical and environmental condition (including the subsurface conditions of the soil and water), fitness for any particular use, value, or the prospects for the successful conduct of business operations therein post-Closing). Without limiting the generality of the foregoing, the Selling Parties specifically decline to make any representation or warranty as to the costs, revenues or profits of Plant operations post–Closing. Buyer acknowledges that, other than may be expressly set forth in this Agreement and/or the documents executed and delivered into Escrow by the Selling Parties (or their affiliates) in connection with the Closing:

(i) Buyer has freely entered into this Agreement and if Buyer purchases the Plant hereunder and accepts an assignment of the Warehouse Lease, Buyer will do so on the basis of its own investigation of the physical condition of the Plant and Warehouse Space, including the building and other improvements and the soils and ground water conditions thereon and in the immediate environs, and the specific representations and warranties of the Selling Parties set forth herein.

(ii) Buyer will acquire the Plant and Warehouse Space in an “AS IS” condition and shall assume the risks that adverse physical conditions may not have been revealed by its investigation.

(iii) The Selling Parties make no representation or warranty whatsoever as to existing or proposed governmental laws or regulations applicable to the Plant and/or Warehouse Space, including without limitation, laws or regulations concerning the Americans with Disabilities Act (“ADA”), zoning or land use, or Hazardous Materials (defined below). Buyer acknowledges that it has entered into this Agreement and if Buyer purchases the Plant hereunder and accepts an assignment of the Warehouse Lease, Buyer will do so on the basis of its own review and investigation of the applicability and effect of such laws and regulations, and Buyer assumes the risks that adverse matters may not have been revealed by its investigation. As used herein, “Hazardous Materials” means any and all hazardous, toxic or radioactive substance, waste, or material, including without limitation petroleum oil and its fractions, listed or defined by applicable Environmental Laws (defined below). As used herein, “Environmental Laws” means any and all applicable federal, state and local statutes, regulations, ordinances and rules as presently existing or as may be amended or adopted in the future, pertaining to the protection of human health and/or the environment.

(iv) Effective at the Closing, Buyer hereby waives, releases, acquits and forever discharges the Safeway Parties, from and against any and all claims, actions, liabilities, judgments, causes of action, demands, rights, damages, costs, expenses or compensation whatsoever, direct or indirect, known or unknown, foreseeable or unforeseeable, which Buyer now has or which may arise in the future on account of or in any way growing out of or connected with the Plant and/or the Warehouse Space (except to the extent resulting from a breach of any of the express covenants, representations or warranties of the Selling Parties under this Agreement or any of the documents to be executed and delivered into Escrow by the Selling Parties in connection with the Closing pursuant to this Agreement), including but not limited to: (A) all federal, state, county, or municipal statutes or laws now or at any time hereafter in effect (including ADA, zoning, Environmental Laws as amended or supplemented, or land use regulations or laws); (B) the presence in, on or under the Plant or Warehouse Space, of environmental conditions (including underground storage tanks, asbestos-containing materials, transformers or other equipment containing polychlorinated biphenyls, or any Hazardous Materials); or (C) the value, condition, status or quality of the Plant or Warehouse Space or fitness for a particular use or purpose. The foregoing covenants of Buyer shall survive and be enforceable in accordance with their terms following the Closing of this transaction and shall not be merged with or into the Deed or any other documents delivered by the Selling Parties to Buyer through Escrow in connection with the Closing. Buyer acknowledges that, as of the Closing, Buyer shall have investigated and be aware of all governmental requirements and other matters of a similar nature affecting the use and condition of the Plant and the Warehouse Space (including, but not limited to subsurface soil and water conditions), and agrees to purchase the Plant and accept the assignment of the Warehouse Lease, subject to the provisions contained herein, in the condition that each is in at the Close of Escrow.

(b) Buyer realizes and acknowledges that factual matters now unknown to it may have given or may hereafter give rise to losses, damages, liabilities, costs and expenses which are presently unknown, unanticipated and unsuspected, and Buyer further agrees that the waivers and releases herein have been negotiated and agreed upon in light of that realization and that Buyer nevertheless hereby intends to release, discharge and acquit the Selling Parties from any such unknown losses, damages, liabilities, costs and expenses as specified in Section 6.1(a). In furtherance of this intention, Buyer hereby expressly waives any and all rights and benefits conferred upon it by the provisions of California Civil Code Section 1542, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Notwithstanding the foregoing, nothing herein shall (a) be deemed to expand the specific waiver provided in this Section 6.1, or (b) limit Buyer’s ability to bring a claim against any Selling Party based on fraud.

(c) Buyer acknowledges that the foregoing acknowledgments, releases and waivers (including, without limitation, the waiver of the provisions of California Civil Code Section 1542) were expressly bargained for. The provisions of this Section 6.1 shall survive the Closing.

TO SIGNIFY THEIR AWARENESS AND AGREEMENT TO BE BOUND BY THE TERMS AND PROVISIONS OF THIS SECTION 6.1, THE PARTIES HAVE SEPARATELY INITIALED THIS SECTION.

SAFEWAY’S INITIALS: MKB/WG                     SAFEWAY AUS’S INITIALS: MKB/WG

BUYER’S INITIALS: JF/AKM

6.2.	Permits.

Buyer shall be responsible for obtaining all permits, licenses and other governmental authorizations which Buyer requires for the operation of the Plant and the Warehouse Space and the ownership and operation of the Purchased Assets. The Selling Parties shall cooperate with Buyer in obtaining all such permits, licenses and other governmental authorizations. At Closing, the Selling Parties will assign and transfer to Buyer at the Closing each of the Transferrable Permits.

6.3.	Inventory and Supplies.

(a) Two (2) days prior to the Closing Date, the Parties shall estimate the value of the Inventory and Supplies as of the Effective Time using the Selling Parties’ actual cost determined in accordance with the Selling Parties’ historical procedures and with generally accepted accounting principles, consistently applied (the “Inventory and Supplies Valuation Procedures”). Such estimate shall be referred to herein as the “Estimated Inventory and Supplies Cost.” The Parties agree to be cooperative and reasonable in connection with determining the Estimated Inventories and Supplies Cost.

(b) Within ten (10) days following the Closing Date, the Parties shall jointly conduct an actual physical inventory and valuation of the of the Inventory and Supplies as of the Effective Time (the “Physical Inventory”), which shall be conducted in accordance with the Inventory and Supplies Valuation Procedures. The value of the Inventory and Supplies as so determined by the Parties shall be deemed to be the “Inventory and Supplies Cost” and the Total Purchase Price shall be adjusted as set forth below. In the event of any good-faith disagreement between the Parties of the Inventory and Supplies Cost following the Physical Inventory, such disagreement shall be resolved as follows: (i) with respect to any discrepancy between the Selling Parties’ valuation and the Buyer’s valuation which is three percent (3%) or less, the Inventory and Supplies Cost shall be established as the mean of such two valuations, and (ii) with respect to any discrepancy which is greater than three percent (3%), the matter shall be submitted to WIS International for final determination of the Inventory and Supplies Cost within ten (10) business days after the Physical Inventory.

(c) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Inventory and Supplies Cost, as finally determined in accordance with this Section 6.3, minus (ii) the Estimated Inventory and Supplies Cost. If the Adjustment Amount is positive, then Buyer shall deliver, by wire transfer of immediately available funds to an account designated in writing by the Selling Parties, an amount equal to the Adjustment Amount. If the Adjustment Amount is a negative number, then the Selling Parties shall deliver, by wire transfer of immediately available funds to an account designated in writing by Buyer, an amount equal to the Adjustment Amount.

The amount of any Adjustment Amount pursuant to this Section 6.3, if any, shall be treated by each of the Parties as an adjustment to the Total Purchase Price.

7.	Conditions. As used in this Agreement, “Due Diligence Period” means the period commencing on the Effective Date and expiring at 5:00 p.m., California time, on the date which is ninety (90) days following the Effective Date.

7.1.	Buyer’s Due Diligence Conditions.

Buyer shall have until 5:00 p.m. California time on the last day of the Due Diligence Period (the “Due Diligence Deadline”) to satisfy or waive the following conditions (collectively, the “Buyer Due Diligence Contingencies”).

(a) Approval, in Buyer’s sole and absolute discretion, of indicia that certain key employees to be identified by Buyer at least thirty (30) days prior to the Due Diligence Deadline (the “Key Employees”) would accept employment if offered by Buyer. If Buyer fails to deliver to Selling Parties a list of Key Employees at least thirty (30) days prior to the Due Diligence Deadline, there shall deemed to be no Key Employees.

(b) Approval, in Buyer’s sole and absolute discretion, of the ability of Buyer to obtain reasonable and customary insurance relating to the Plant at a reasonable cost.

7.2.	Failure of Due Diligence Conditions.

When Buyer has satisfied or waived all of the Buyer’s Due Diligence Contingencies, Buyer shall deliver written notice (“Buyer’s Notice to Proceed”) to the Selling Parties specifying that Buyer has satisfied or waived all of the Buyer Due Diligence Contingencies and elects to proceed with the purchase of the Purchased Assets on the terms and remaining conditions specified in this Agreement. Buyer may terminate this Agreement by notice to the Selling Parties and Escrow Agent at any time prior to delivery of Buyer’s Notice to Proceed; however, if Buyer does not deliver Buyer’s Notice to Proceed to the Selling Parties by the Due Diligence Deadline, then this Agreement will automatically and without further action terminate. If this Agreement terminates pursuant to this Section 7.2, the Escrow will be cancelled, the Deposit and all other funds and documents in Escrow will be returned immediately to the Party having deposited the same, and the Parties shall have no further obligations to one another except under provisions of this Agreement expressly stated to survive the termination of this Agreement.

7.3.	Buyer’s Closing Conditions.

The satisfaction or waiver of the following shall be conditions to Buyer’s obligation to Close Escrow (collectively, the “Buyer Closing Contingencies”):

(a) The Title Company shall be unconditionally committed to issue the Title Policy to Buyer at the Closing, subject to payment of the premium therefor;

(b) The Selling Parties shall have performed (or caused one or more of their affiliates to have performed) the obligations of such Parties under this Agreement in all material respects, and the representations and warranties of the Selling Parties in this

Agreement shall be true and correct in all material respects as of the Effective Date and again as of the Closing, subject to any changes identified in a Change Notice (as hereinafter defined);

(c) Buyer shall have obtained, on terms reasonably satisfactory to Buyer, all permits, licenses and other governmental authorizations and entitlements necessary for the operation of the Plant, so long as Buyer has exercised reasonable good faith efforts and diligence to obtain such permits, licenses and other governmental authorizations and entitlements;

(d) Acceptance of employment by Buyer of, and satisfaction of Buyer’s reasonable and customary pre-employment conditions by, the Key Employees.

(e) Buyer shall have secured reasonable and customary insurance relating to the Plant at a reasonable cost, so long as Buyer has exercised reasonable good faith efforts and diligence to obtain such insurance.

(f) The Selling Parties shall have received the third party consents set forth on Section 7.3(f) of the Disclosure Letter.

(g) The Selling Parties shall have delivered to Buyer evidence reasonably satisfactory to Buyer of the completion of the wastewater discharge remediation project, including payment therefor.

(h) The Selling Parties shall have delivered (or caused one or more of their affiliates to deliver) each of the documents described in Section 4.2(a).

7.4.	Failure of Buyer’s Closing Conditions.

Should any of the Buyer Closing Contingencies not be satisfied or waived on or prior to the Outside Date for reasons other than the default of the Selling Parties hereunder (which default shall be governed by the terms of Section 11.2 below), Buyer shall have the option, by written notice to the Selling Parties and Escrow Agent prior to the Closing, to either (i) waive the condition and close Escrow or (ii) terminate this Agreement, in which last event the Escrow shall be cancelled and the Deposit and all other funds and documents in Escrow shall be immediately returned to the Party having deposited the same, and the Parties shall have no further obligations to one another except under provisions of this Agreement expressly stated to survive the termination of this Agreement. If Buyer fails to elect either of the options set forth in the previous sentence, Buyer shall be deemed to have elected item (i) above.

7.5.	Selling Parties’ Closing Conditions.

The satisfaction or waiver of the following shall be conditions to the Selling Parties’ obligations to the Close of Escrow (collectively, the “Safeway Closing Contingencies”):

(a)	Buyer shall have complied with Buyer’s Hiring Covenants.

(b)	Buyer shall have otherwise performed all obligations of Buyer under this Agreement in all material respects, and the representations and warranties of Buyer in this Agreement shall be true and correct in all material respects as of the Effective Date and again as of the Closing.

(c)	The Selling Parties (and their affiliates) shall be satisfied that they have fulfilled any collective bargaining obligations they are required to undertake with the labor organization presently representing the employees at the Plant.

(d)	Buyer shall have delivered each of the documents described in Section 4.2(b).

7.6.	Failure of Selling Parties’ Closing Conditions.

Should any of the Safeway Closing Contingencies not be satisfied or waived on or prior to the Outside Date for reasons other than the default of Buyer hereunder (which default shall be governed by the terms of Section 11.1 below), the Selling Parties shall have the option, by written notice to Buyer and Escrow Agent prior to the Closing, to either (i) waive the condition and close Escrow or (ii) terminate this Agreement, in which last event (subject to the final sentence of this Section 7.6) the Escrow shall be cancelled, the Deposit shall be retained by the Selling Parties as liquidated damages pursuant to this Agreement, all other funds and documents in Escrow shall be immediately returned to the Party having deposited the same, and the Parties shall have no further obligations to one another except under provisions of this Agreement expressly stated to survive the termination of this Agreement. If the Selling Parties fail to elect either of the options set forth in the previous sentence, the Selling Parties shall be deemed to have elected item (i) above. Notwithstanding the foregoing, in the event that the Selling Parties elect to terminate this Agreement due solely to the failure of the condition set forth in Section 7.5(c) above, then the Selling Parties shall not be entitled to retain the Deposit as liquidated damages and instead the Deposit shall be returned to Buyer.

7.7.	Further Assurances.

(a) General. Each Party will use its commercially reasonable efforts to (i) ensure the conditions set forth in this Section 7 are satisfied, insofar as such matters are within the reasonable control of such Party, (ii) execute and deliver such instruments, provide information and take such actions as another Party hereto may reasonably require (whether before or after Closing) in order to carry out the intent of this Agreement, and (iii) prepare and make or cause to be made any required filings, submissions and notifications under applicable law to the extent that such filings are necessary to consummate the transactions contemplated hereby in a manner consistent with applicable law.

(b) Landlord Consent under Warehouse Lease. The Selling Parties shall request the consent of the Landlord to the assignment of the Warehouse Lease pursuant to this Agreement; provided that if such Landlord consent is not obtained, the transactions contemplated pursuant to this Agreement shall proceed upon the Close of Escrow except only that (i) the Warehouse Lease shall not be assigned to Buyer, (ii) the Parties shall not execute and deliver into Escrow the Lease Assignment at Closing, and (iii) and all provisions of this Agreement and the documents to be executed and delivered by the Parties in connection with the Close of Escrow pursuant to this Agreement shall be deemed modified as reasonably required to delete therefrom all references to the Warehouse Lease and the Warehouse Space to reflect that neither the Warehouse Lease nor the Warehouse Space is included in the sale transaction contemplated herein.

8.	Representations And Warranties.

8.1.	Representations and Warranties of the Selling Parties. Except as otherwise disclosed by the Selling Parties in the Disclosure Letter, the Selling Parties, jointly and severally, make the following representations and warranties to the Buyer, each of which (i) shall survive the Closing for one (1) year regardless of what investigations Buyer shall have made with respect thereto prior to the Closing, (ii) is true in all respects as of the Effective Date, and (iii) shall be true as of the Closing except to the extent that Selling Parties obtain actual knowledge or notice of any fact or facts which would make any representation or warranty untrue or misleading in any material respect and discloses such fact or facts to Buyer in a Change Notice prior to the Closing:

(a) Each Selling Party is a corporation, duly organized and validly existing under the laws of the State of Delaware.

(b) This Agreement has been duly executed and delivered by each Selling Party and is a valid and binding obligation of the Selling Parties, enforceable against the Selling Parties in accordance with its terms.

(c) Neither the execution of this Agreement and the other documents contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby will result in (i) a violation or conflict with any provision of the organizational documents of the Selling Parties, (ii) a violation by the Selling Parties of any applicable law, or (iii) a breach of or default under any term or provision of any material contract to which either of the Selling Parties is a party, or an event which with the giving of notice, lapse of time, or both, would result in any such breach or default.

(d) To the actual knowledge of the Selling Parties, no Selling Party has received written notification of any suits (including, without limitation, condemnation or eminent domain proceedings or actions), hearings, governmental investigations or other legal proceedings (collectively “Proceedings”) pending or threatened in written notice to such Selling Party against such Selling Party, before any court or governmental department or agency in any way relating to the Plant or the Warehouse Space. To the Selling Parties’ actual knowledge, neither Selling Party has received any offer (“Offer”) from any public or quasi-public authority, having powers of eminent domain to purchase or acquire the Plant or the Warehouse Space or any portion thereof or interest therein. To the actual knowledge of the Selling Parties, neither Selling Party has received written notification (“Notification”) that such Selling Party is (a) subject to or in default with respect to any judgment, order, writ, injunction or decree of any court or governmental department or agency directed specifically to such Selling Party relating to the use of the Plant or the Warehouse Space, or (b) in violation of any building code, variance, regulation, rule, or law relating to the Selling Parties’ use of the Plant or the Warehouse Space. The Selling Parties will give Buyer immediate written notice of any Proceeding, Offer or Notification which may occur prior to the Close of Escrow and of which the Selling Parties have actual knowledge.

(e) Neither Selling Party is the subject of any insolvency or bankruptcy proceedings at law or in equity or otherwise, the result of which might affect title to the Plant or the right of the Selling Parties to transfer and convey, or cause to be transferred and conveyed, the Plant to Buyer. Moreover, there are no lawsuits, claims, governmental proceedings or governmental investigations pending or, to the actual knowledge of the Selling Parties, threatened that could materially affect the Purchased Assets, and, to the actual knowledge of the Selling Parties, no event has occurred or circumstances exist that could be expected to give rise to, or serve as a basis for, any such action.

(f) Except for the Warehouse Lease, there are no leases, subleases, or licenses or occupancy agreements of any kind (pursuant to oral or written agreements) affecting the Plant or Warehouse Space and, subject to existing matters of record, neither of the Selling Parties has made any prior assignment or transfer of any interest in the Plant or Warehouse Space to any person or entity.

(g) To the Selling Parties’ actual knowledge, the Purchased Assets constitute all of the tangible assets necessary to permit the continued use, occupancy and operation of the Plant by Buyer in the same manner as currently conducted by the Selling Parties. Exhibit B sets forth a complete list of all Fixtures and Equipment at the Plant on the Effective Date. Section 8.1(g) of the Disclosure Letter also sets forth the historical maintenance and repair costs of such Fixtures and Equipment. The Selling Parties (or one or more of their affiliates) have good and marketable title to such Fixtures and Equipment, free and clear of any Encumbrances.

(h) Intentionally omitted.

(i) Between the Effective Date and the Close of Escrow, (i) neither Selling Party will make material changes (or allow any material changes to be made) to the Plant or the Warehouse Space, and (ii) the Selling Parties will operate and maintain the Plant in the ordinary course, commensurate with the Selling Parties’ existing practices.

(j) Intentionally omitted.

(k) Intentionally omitted.

(l) Intentionally omitted.

(m) Intentionally omitted.

(n) Intentionally omitted.

(o) Intentionally omitted.

(p) There are no taxes or assessments which are past due or which have become a lien upon the Fixtures or Equipment except for current taxes which are being prorated and adjusted in connection with the Closing.

(q) To the actual knowledge of the Selling Parties, the Plant is in material compliance with all applicable laws.

(r) Intentionally omitted.

(s) With respect to the Warehouse Lease:

(i)	Safeway has a valid leasehold interest in the Warehouse Space, and the Warehouse Lease granting such interest is in full force and effect.

(ii)	There are no understandings, oral or written, or course of dealings established between the parties to the Warehouse Lease that vary in any material manner the obligations or rights of either party as evidenced by the Warehouse Lease.

(iii)	All of the installments of rent and other amounts required to be paid by Safeway under the Lease have been duly and timely paid.

(iv)	There exists no charges, claims, or offsets by Landlord with respect to any Warehouse Lease or any of the personal property of Safeway maintained at the Warehouse Space.

(v)	No amount due to Landlord has been paid more than 30 days in advance of its due date, except for amounts that are subject to reconciliations under the Warehouse Lease.

(vi)	Safeway has no written notice nor any actual knowledge: (i) that it is in breach or default under the Warehouse Lease, or (ii) that any event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute a breach or default by Safeway under the Warehouse Lease.

(t) Intentionally omitted.

(u) Each collective bargaining agreement or other labor union contract relating to the operation of the Plant or the ownership or operation of the Purchased Assets is set forth on Section 8.1(u) of the Disclosure Letter. There is no labor strike, organized labor dispute, material work stoppage or lockout actually pending or, to the actual knowledge of the Selling Parties, threatened. As of the date hereof, and with respect only to the operations at the Plant: (i) the Selling Parties are in material compliance with all applicable laws relating to employment and employment practices, wages, hours, and terms and conditions of employment, (ii) there are no material charges against the Selling Parties pending, or to the actual knowledge of the Selling Parties, threatened, before the United States Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices and (iii) there is no material unfair labor practice charge or complaint against the Selling Parties pending or, to the actual knowledge of the Selling Parties, threatened before the National Labor Relations Board or any comparable foreign or state agency.

(v) Each permit, license and other governmental authorization necessary for the existing operation of the Plant or the existing ownership or operation of the Purchased Assets is set forth on Section 8.1(v) of the Disclosure Letter.

(w) Intentionally omitted.

(x) To the actual knowledge of the Selling Parties, each agreement or contract to which either Selling Party or any of their affiliates is a party with respect to (i) the operation of the Plant or Warehouse Space, or (ii) the ownership of the Inventory and Supplies, is set forth on Section 8.1(x) of the Disclosure Letter.

(y) Seller has no actual knowledge that any of the Seller’s Materials are inaccurate or misleading in any material respect. Seller has no actual knowledge of any material information regarding the Purchased Assets that has not been disclosed to Buyer.

For the purpose of the foregoing representations and warranties, “actual knowledge” of the Selling Parties shall mean the actual knowledge of Jerry Tidwell, Chad Coester, Kevin Phillips, Ray West and Rich Cox, each of whom is employed by the Selling Parties (or one of their affiliates), as of the Effective Date; without any obligation imposed on either of the Selling Parties or such individuals to make any inquiry, inspection or investigation; and “notice” shall mean and refer to actual written notice received by a Selling Party or an affiliate thereof prior to the Effective Date (or Closing Date, if applicable).

8.2.	Changed Circumstance.

(a) If, prior to the Closing, to the actual knowledge of either of the Selling Parties, the Selling Parties’ representations or warranties become inaccurate in any respect, the Selling Parties shall promptly give Buyer written notice (a “Change Notice”) of such circumstance (“Changed Circumstance”). Each Change Notice shall state whether such Changed Circumstance is susceptible of cure, and if so, whether the Selling Parties elect to cure such Changed Circumstance. In the event that the Selling Parties elect to cure a Changed Circumstance disclosed in a Change Notice, then (1) the Selling Parties shall promptly commence such cure and diligently prosecute such cure to completion, (2) this Agreement shall remain in full force and effect, and (3) the Closing shall take place on the date set therefor, or as soon thereafter as the Selling Parties are reasonably able to complete such cure; provided, however, that the Closing shall not be delayed more than fifteen (15) days to allow the Selling Parties to complete such cure. In the event Buyer discovers prior to the Closing that any of the Selling Parties’ representations or warranties are inaccurate in any respect, then Buyer shall promptly deliver written notice thereof to the Selling Parties and, within three (3) business days thereafter, the Selling Parties shall deliver a Change Notice with respect thereto to Buyer.

(b) In the event that (A) either a Changed Circumstance disclosed in a Change Notice is not susceptible of cure, the Selling Parties elect not to cure such Changed Circumstance, or the Selling Parties elect to cure such Changed Circumstance but fails to promptly commence or diligently prosecute such cure to completion prior to Closing (as it may have been postponed pursuant to clause (a) above), and (B) Buyer determines in its reasonable discretion that such Changed Circumstance materially and adversely affects the Purchased Assets or transactions contemplated by this Agreement, then Buyer shall have the right to terminate this Agreement by delivering written notice to the Selling Parties and the Escrow Agent not later than fifteen (15) business days after Buyer’s receipt of notice that the Selling Parties are not able or willing to cure such Changed Circumstance. Failure of Buyer to timely deliver such written notice of termination shall be conclusively deemed acceptance by Buyer of such Changed Circumstance.

(c) If Buyer does give timely notice of termination pursuant to clause (b) above, this Agreement shall be automatically terminated, Escrow shall be cancelled, the Deposit shall be returned to Buyer, all other funds and documents in Escrow shall be returned to the Party depositing them, and the Parties shall have no further obligations to one another except under provisions of this Agreement expressly stated to survive the termination of this Agreement. In the event that Buyer elects or is deemed to have elected to accept a Changed Circumstance, then this Agreement shall remain in full force and effect, and the Selling Parties’ representations and warranties shall be deemed to have been modified by the Changed Circumstance as if such Changed Circumstance had originally been described in this Agreement, and Buyer shall have no further right or remedy on account of such Changed Circumstance.

8.3.	Representations and Warranties of Buyer.

Buyer makes the following representations and warranties to the Selling Parties, each of which (i) shall survive the Closing for one (1) year regardless of what investigations the Selling Parties shall have made with respect thereto prior to the Closing, (ii) is true in all respects as of the Effective Date, and (iii) shall be true as of the Closing except to the extent that Buyer obtains knowledge or notice of any fact or facts which would make any representation or warranty untrue or misleading in any material respect and discloses such fact or facts to the Selling Parties in writing prior to the Closing:

(a) Buyer is a corporation, duly organized and validly existing under the laws of the State of Delaware.

(b) The persons executing this Agreement on behalf of Buyer are authorized to do so and, upon execution by such parties, this Agreement shall be a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

(c) Neither the execution of this Agreement and the other documents contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby will result in (i) a violation or conflict with any provision of the organizational documents of Buyer, (ii) a violation by Buyer of any applicable law, or (iii) a breach of or default under any term or provision of any material contract to which Buyer is a party, or an event which with the giving of notice, lapse of time, or both, would result in any such breach or default.

(d) As of the Closing Date, Buyer will have sufficient funds on hand to pay the Total Purchase Price and any other fees and expense which are the responsibility of Buyer hereunder.

9.	Damage, Destruction or Condemnation of Property Pending Closing.

If the Plant or any portion thereof is destroyed or materially damaged, or condemnation proceedings against all or any material portion of the Plant are threatened or commenced, prior to the Close of Escrow, Buyer shall have the right to: (a) complete the purchase of the Plant and the other transactions contemplated hereunder without any change in the Total Purchase Price and with all insurance or condemnation proceeds being assigned to Buyer, less any proceeds applied by the Selling Parties to pay for costs of repair and restoration incurred prior to the Closing, or (b) terminate this Agreement, in which last event the Escrow shall be cancelled, the Deposit shall be returned to Buyer, all other funds and documents in Escrow shall be immediately returned to the Party having deposited the same, and the Parties shall have no further obligations to one another except under provisions of this Agreement expressly stated to survive the termination of this Agreement. If Buyer fails to elect either of the options set forth in the previous sentence within fifteen (15) days of receiving written notice from the Selling Parties of the occurrence of either a casualty event or threatened condemnation, Buyer shall be deemed to have elected item (a) above. The Selling Parties will maintain Special Form Causes of Loss property insurance on the Plant at full replacement value until the Close of Escrow.

10.	Investigations.

10.1.	Documents.

The Selling Parties have heretofore furnished or made available to Buyer the following (collectively, “Safeway Materials”), to the extent existing in the possession or control of the Selling Parties or one or more of their affiliates: (a) copies of surveys, environmental reports and surveys, asbestos survey reports, structural reports, geotechnical reports, plans, specifications and engineering reports, permits, licenses and approvals, warranties and guaranties, building maintenance records for the past three (3) years and operating manuals, notices from governmental authorities, current service and maintenance contracts, and other written reports respecting the Plant; (b) financial statements with respect to the Plant for the past three (3) years, detailing Plant profitability, line performance, corporate overhead allocations and expenses not included in Plant profit and loss; (c) the current three (3) year capital plan for the Plant and the capital plans for the Plant for the past three (3) years highlighting the projects that have been completed and with explanations of any projects placed on hold or cancelled; and (d) a schedule listing all current collective bargaining agreements between the Selling Parties or any entity affiliated with the Selling Parties and any labor organization representing any unit of its employees at the Plant, any letters of understanding, and the number of employees at the Plant covered by each respective agreement, and a list of each employee at the Plant showing salary/hourly rate and years of service, and a copy of all benefit packages, welfare plans, bonus or other arrangements affecting compensation and retirement benefits for both union and non-union employees at the Plant, and a schedule listing any grievances filed by any employee at the Plant during the past three (3) years and any arbitration decisions respecting any employee at the Plant during the past three (3) years. Any and all of Seller’s Materials have been provided solely as a courtesy to Buyer to facilitate Buyer’s own due diligence review of the assets to be acquired under this Agreement, and Buyer may not rely on Seller’s Materials in lieu of its own independent due diligence investigations in deciding whether or not to proceed with the subject transaction (provided, however, that for purposes of complying with Buyer’s Hiring Covenants, Buyer may rely on the Selling’s Parties’ stated base compensation and health and welfare benefits currently afforded the Selling Parties’ active Plant employees). Additionally, and without limiting the foregoing, Seller makes no representation or warranty, either express or implied, as to the accuracy, completeness, or validity of the information contained in the Seller’s Materials other than as expressly set forth in Section 8.1 above. Safeway Materials shall be held in confidence in accordance with the terms of that certain Nondisclosure Agreement dated as of April 26, 2013 between Safeway and Buyer.

10.2.	Tests.

During the Due Diligence Period, Buyer and its employees, agents, representatives and contractors may enter upon the Plant upon reasonable prior written notice to the Selling Parties, at reasonable times (which may be evening hours when the Plant is closed) and in a reasonable manner for purposes of making or performing, at Buyer’s expense, such borings, surveys engineering studies, soil tests and studies, environmental sampling and/or other tests (collectively “Tests”), as Buyer deems necessary or advisable; provided, however, that (i) all such Tests conducted on the Plant must be undertaken in a safe, workmanlike and reasonable manner, at a time acceptable to the Selling Parties, (ii) Buyer shall not conduct any invasive or destructive Tests, including without limitation, drilling or installing any wells, without the Selling Parties’ prior written consent, which may be granted or withheld in the Selling Parties’ sole discretion, and (iii) Buyer shall restore the portions of the Plant which may be disturbed to its condition prior to such Tests. Buyer shall keep in strict confidence the results of any such Tests, and shall disclose the results thereof only to Buyer’s attorneys, engineers, and other parties that are involved in the Tests process for Buyer, Buyer’s officers and directors, or if and as required by law or legal process. Buyer shall keep the Plant free and clear of any liens resulting from any such entry onto the Plant; Buyer shall repair any damage to the Plant resulting from such entry; and Buyer shall defend the Selling Parties with counsel reasonably satisfactory to the Selling Parties and defend, protect, hold harmless and indemnify the Selling Parties from and against any and all claims, actions, proceedings, causes of action, demands, damages, liabilities, losses, expenses, or costs of any kind whatsoever (including reasonable attorneys’ fees and costs) arising out of or connected with any such entry onto the Plant, the conduct of the Tests, and/or the disclosure of the results of any such Tests, in contravention of Buyer’s confidentiality obligations contained in this Section. Buyer’s representatives and contractors shall cooperate in conducting all inspections of the Plant so as to maintain confidentiality (to the extent applicable) for the transactions contemplated by this Agreement.

Buyer is not permitted to undertake any Tests of the Warehouse Space, but Buyer may, if accompanied by a representative of the Selling Parties, make a visual inspection of the Warehouse Space upon reasonable prior written notice to the Selling Parties, at a time reasonably acceptable to the Selling Parties.

Buyer will conduct Buyer’s due diligence activities at the Plant in a manner calculated to minimize the chance of causing employee speculation regarding this transaction, such as by conducting inspections when the hourly employees are not at the Plant.

10.3.	Employee Access.

Except as contemplated by Section 5(c), without the prior consent of the Selling Parties, Buyer will not contact any labor organization(s) representing Plant employees (“Labor Union”) or discuss the subject transaction or any employment matters with any Plant employees until Buyer and the Selling Parties have jointly made a public announcement of the transaction or the Selling Parties have authorized Buyer to contact such Labor Union. Thereafter, Buyer may have access to Plant personnel for interviewing (during non-scheduled working hours) to facilitate the fulfillment of Buyer’s Hiring Covenants.

10.4.	Public Announcements.

Each Party shall, to the extent at all reasonably practicable, consult with the other Parties before making, and give such other Parties a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Selling Parties acknowledge that, in order for Buyer to comply with applicable law and regulations, Buyer intends to (a) issue a press release announcing the transactions contemplated by this Agreement promptly after the execution of this Agreement and (b) file this Agreement on Form 8-K or Form 10-Q within four (4) business days of the execution of this Agreement. The Selling Parties have approved Buyer’s initial press release(s) and the portion of the Form 8-K or 10-Q Buyer intends to issue announcing the Parties’ entry into this Agreement.

10.5.	Exclusive Right to Negotiate.

The Selling Parties will not, directly or indirectly, solicit any offer or negotiate with any third party for the purchase and sale of the Purchased Assets during the period beginning on the Effective Date until the earlier of the termination of this Agreement or consummation of the transactions contemplated hereunder.

11.	Enforcement and Indemnification.

11.1.	Remedies of the Selling Parties.

(a) THE SELLING PARTIES AND BUYER ACKNOWLEDGE THAT SUBSTANTIAL DAMAGES WILL BE SUFFERED BY THE SELLING PARTIES IN THE EVENT THAT THE PURCHASE AND SALE OF THE PLANT AS PROVIDED FOR IN THIS AGREEMENT DOES NOT CLOSE WITHIN THE TIME FRAME ESTABLISHED BY THIS AGREEMENT DUE TO BUYER’S DEFAULT UNDER THIS AGREEMENT. THE SELLING PARTIES AND BUYER FURTHER ACKNOWLEDGE THAT THE SELLING PARTIES WILL BE ENTITLED TO COMPENSATION IF THE PURCHASE AND SALE OF THE PLANT DOES NOT CLOSE DUE TO BUYER’S DEFAULT. WITH THE FLUCTUATION IN LAND VALUES, THE UNPREDICTABLE STATE OF THE ECONOMY AND OF GOVERNMENTAL REGULATIONS, THE FLUCTUATING MARKET FOR REAL ESTATE AND REAL ESTATE LOANS OF ALL TYPES, AND OTHER FACTORS WHICH DIRECTLY AFFECT THE VALUE AND MARKETABILITY OF THE PLANT, THE PARTIES REALIZE THAT IT WOULD BE EXTREMELY DIFFICULT AND IMPRACTICABLE, IF NOT IMPOSSIBLE, AS OF THE SIGNING OF THIS AGREEMENT, TO ASCERTAIN WITH ANY DEGREE OF CERTAINTY THE EXTENT OF DAMAGES TO THE SELLING PARTIES IN THE EVENT OF BUYER’S DEFAULT OR THE AMOUNT OF COMPENSATION THE SELLING PARTIES SHOULD RECEIVE IN THE EVENT THAT THE PURCHASE AND SALE OF THE PLANT PROVIDED IN THIS AGREEMENT DOES NOT CLOSE DUE TO BUYER’S DEFAULT. ACCORDINGLY, THE PARTIES HEREBY AGREE THAT A REASONABLE ESTIMATE OF SUCH DAMAGES OR SUCH COMPENSATION, AS THE CASE MAY BE, IS THE AMOUNT OF THE DEPOSIT AND ANY INTEREST EARNED THEREON.

(b) THE PARTIES HEREBY AGREE THAT IF BUYER DEFAULTS UNDER THIS AGREEMENT AFTER THE EXPIRATION OF THE DUE DILIGENCE PERIOD, THEN THE SELLING PARTIES SHALL BE ENTITLED TO RECOVER FROM BUYER THE AMOUNT OF THE DEPOSIT PLUS ALL INTEREST EARNED THEREON IN ESCROW, AS LIQUIDATED DAMAGES OR COMPENSATION, AS THE CASE MAY BE, UNDER THIS AGREEMENT AND SUCH RECOVERY OF THE DEPOSIT PLUS ALL INTEREST EARNED THEREON SHALL BE THE SOLE AND EXCLUSIVE REMEDY OF OR COMPENSATION TO THE SELLING PARTIES, AS THE CASE MAY BE, AS A RESULT OF BUYER’S DEFAULT UNDER THIS AGREEMENT, EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. NOTWITHSTANDING THE FOREGOING, NOTHING CONTAINED HEREIN SHALL LIMIT THE REMEDIES THE SELLING PARTIES SHALL HAVE TO ENFORCE ANY RIGHTS THEY HAVE AGAINST BUYER AFTER THE CLOSING AND/OR UNDER THE INDEMNITY PROVISIONS OF THIS AGREEMENT (WHETHER BEFORE OR AFTER CLOSING).

JF/AKM	MKB/WG	MKB/WG

Buyer’s initials	Safeway AUS initials	Safeway initials

11.2. Buyer’s Remedies. In the event that Close of Escrow is not consummated because of default under or breach of this Agreement on the part of either or both of the Selling Parties, Buyer shall have the option, as its sole and exclusive remedy at law or in equity, to either (i) terminate this Agreement by delivery of written notice of termination to the Selling Parties, the Selling Parties shall, jointly and severally, reimburse Buyer for Buyer’s reasonable out of pocket costs incurred in connection with the prospective purchase of the Plant, not to exceed a maximum aggregate reimbursement of Three Hundred Thousand Dollars ($300,000.00) within thirty (30) days following receipt of a request for reimbursement accompanied by reasonable supporting documentation with respect thereto (which reimbursement obligation shall survive the termination of this Agreement), and Buyer and the Selling Parties shall each be released from all liability hereunder (except for those provisions which recite that they survive termination) and the Deposit (together with all accrued interest thereon) shall be returned to Buyer; or (ii) continue this Agreement and seek the equitable remedy of specific performance. The foregoing options are mutually exclusive and are the exclusive rights and remedies available to Buyer at law or in equity in the event of the default under or breach of this Agreement by one or more of the Selling Parties. Buyer hereby waives any and all rights it may now or hereafter have to pursue any other remedy or recover any other damages on account of any such breach or default by one or more of the Selling Parties, including, without limitation, loss of bargain, special, punitive, compensatory or consequential damages. Buyer shall be deemed to have elected its remedy under clause (i) of this paragraph if Buyer fails to file suit for specific performance against the Selling Parties in a court having jurisdiction on or before sixty (60) days following the date upon which Closing was to have occurred or if such court fails to grant specific performance and the Closing does not occur within sixty (60) days of filing such suit. Each of the Parties hereto acknowledges and agrees that the agreement contained in this Section 11.2 is an integral part of the transactions contemplated hereby, that without this agreement the Parties hereto would not have entered into this Agreement, and that any amount payable to the Buyer pursuant to this Section 11.2 does not constitute a penalty.

11.3. Subject to the provisions of Section 11.5 below, after the Closing, the Selling Parties, jointly and severally, shall indemnify, defend and hold harmless the Buyer and its affiliates and their respective officers, directors, principals, attorneys and agents (“Buyer Indemnified Parties”) from and against any and all Liabilities incurred as a result of or arising out of:

(a) any misrepresentation or breach of warranty made by a Selling Party set forth in this Agreement;

(b) any breach of any covenant or agreement made by a Selling Party in this Agreement; and

(c) third-party claims relating to occurrences at the Plant or Warehouse Space prior to the Effective Time, other than (i) claims related to the Assumed Liabilities, and (ii) claims arising out of the acts or omissions of Buyer, its employees or contractors.

11.4.	After the Closing, the Buyer shall indemnify, defend and hold harmless the Selling Parties and their affiliates and their respective officers, directors, principals, attorneys and agents from and against any and all Liabilities incurred as a result of or arising out of:

(a) any misrepresentation or breach of warranty made by the Buyer set forth in this Agreement;

(b) any breach of any covenant or agreement made by the Buyer in this Agreement; and

(c) any Assumed Liabilities.

11.5.

Notwithstanding anything to the contrary contained in this Agreement or in the documents executed by the parties pursuant to this Agreement, after the Closing: (i) no claim for indemnification pursuant to Section 11.3 may be made unless such claim is in writing and made prior to the first anniversary of the Closing Date, (ii) the maximum aggregate liability of the Selling Parties, and the maximum aggregate amount which may be awarded to and collected by Buyer and/or any assignee of Buyer (including, without limitation, for any breach of any representation, warranty and/or covenant by either or both of the Selling Parties) under this Agreement, or any other documents executed pursuant to this Agreement (other than the Supply Agreement and Transition Services Agreement), shall under no circumstances whatsoever exceed an aggregate amount equal to five percent (5%) of the Total Purchase Price; and (iii) no claim by Buyer and/or any assignee of Buyer alleging a breach by either or both of the Selling Parties of any representation, warranty and/or covenant of either or both of the Selling Parties contained herein or in any other documents executed pursuant to this Agreement (other than the Supply Agreement and Transition Services Agreement) may be made, and the Selling Parties shall not be liable for any judgment in any action based upon any such claim, unless and until such claim, either alone or together with any other claims by Buyer alleging a breach by either or both of the Selling Parties of any such representation, warranty and/or covenant is for an aggregate amount in excess of Twenty-Five Thousand Dollars ($25,000.00) (the “Threshold”), in which event the Selling Parties’ liability respecting any final judgment concerning such claim or claims shall be for the entire amount thereof, subject to the limitation set forth in clause (i) above; provided, however, that if any such final judgment is for an amount that is less than or equal to the Threshold, then the Selling Parties shall have no liability with respect thereto.

12.	Notices.

12.1.	Notices.

Notices and communications (“notices”) required or permitted to be given in connection with this Agreement shall be mailed, by certified or registered United States mail, postage prepaid, or delivered (either personal delivery or delivery by private express courier service such as Federal Express). Notices may also be given by fax, provided that (i) confirmation of completed transmission is obtained, and (ii) concurrent notice is given by one of the methods described in the preceding sentence, with deposit in the mail or delivery to the courier to be made no later than the next business day following the fax transmission. The Parties’ addresses for notices are:

If to Safeway AUS:	With a copy to:

Safeway Australia Holdings, Inc.	Safeway Inc.
5918 Stoneridge Mall Road	5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229	Pleasanton, CA 94588-3229
Attn: Jean DeFries	Attn: Marilyn K. Beardsley
Phone: (925) 226-5780	Phone: (925) 226-5662
Fax No. (623) 282-3619	Fax No. (925) 467-3224

If to Safeway:	With a copy to:

Safeway Inc.	Safeway Inc.
5918 Stoneridge Mall Road	5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229	Pleasanton, CA 94588-3229
Attn: Jean DeFries	Attn: Marilyn K. Beardsley
Phone: (925) 226-5780	Phone: (925) 225-5662
Fax No.: (623) 282-3619	Fax No.: (623) 282-3813

If to Buyer:	With a copy to:

Annie’s, Inc.	Pepper Hamilton LLP
1610 Fifth Street	899 Cassatt Road
Berkeley, CA 94710	Berwyn, PA 19312
Attn: CEO and General Counsel	Attn: John P. Duke
Phone: (510) 558-7500	Phone: (610) 640-7839
Fax No.: (510) 295-2875	Fax No.: (610) 640-7835

The person and the place to which notices are to be mailed or delivered may be changed by any Party by written notice to the other Parties given in accordance with the provisions of this Section. Notices sent in accordance with this Section shall be effective upon receipt or on the date of refusal to accept delivery of such notice.

13.	General Provisions.

13.1.	No Waiver.

No waiver by any Party of any default under this Agreement by the other party will be effective or binding upon such Party unless given in the form of a written instrument signed by the Party, and no waiver may be implied from any omission by a Party to take action with respect to a default. No express written waiver of any default will affect any other default or cover any period of time other than the default and/or period of time specified in the express waiver. One or more written waivers of any default under any provision of this Agreement will not be deemed to be a waiver of any subsequent default in the performance of the same provision or any other term or provision contained in this Agreement.

13.2.	Governing Law.

This Agreement shall be construed and interpreted and the rights of the parties determined in accordance with the laws of the State of California (without reference to the choice of law provisions of California law); except, however, that insofar as it relates solely to an action for specific performance of the purchase and sale of the Plant, this Agreement shall be construed and interpreted and the rights of the parties determined in accordance with the laws of the State of Missouri (without reference to the choice of law provisions of Missouri law).

13.3.	Broker’s Commission.

The Selling Parties represent and warrant to Buyer and Buyer represents and warrants to the Selling Parties that none has used any broker, agent, finder or other person in connection with the transaction contemplated hereby to whom a brokerage or other commission or fee may be payable. Each Party indemnifies and agrees to defend and hold the other harmless from any claims resulting from the breach by the indemnifying party of the warranties and representations in this Section.

13.4.	FIRPTA Affidavit.

Prior to the Close of Escrow, the Selling Parties will deliver to Escrow Agent for delivery to Buyer at the close of Escrow an affidavit in a form satisfactory to Buyer executed by the Selling Parties evidencing Selling Parties’ exemption from withholding under the Internal Revenue Code Section 1445.

13.5.	Survival.

Except to the extent survival is limited by the express provisions of this Agreement, all covenants, agreements, representations or warranties contained in this Agreement will survive the close of Escrow and the conveyance of the Plant and will not be deemed to be merged into or waived by the instruments of closing or transfer, but will expressly survive and be binding upon the Parties obligated by the covenant, agreement, representation or warranty.

13.6.	Interpretation.

Whenever used herein, the term “including” will be deemed to be followed by the words “without limitation”. Words used in the singular number will include the plural, and vice-versa, and any gender will be deemed to include each other gender. The captions and headings of the Articles and Sections of this Agreement are for convenience of reference only, and will not be deemed to define or limit the provisions hereof. No term or provision of this Agreement is intended to be, or shall be, for the benefit of any person, firm, organization, or corporation not a party hereto, and no such other person, firm, organization or corporation shall have any right or cause of action hereunder.

13.7.	Execution and Change.

It is understood and agreed that until this Agreement is fully executed and delivered by the authorized partners, corporate officers or other individuals, as applicable, of the parties hereto, there is not and will not be an agreement of any kind between the parties hereto upon which any commitment, undertaking or obligation can be founded. It is further agreed that once this Agreement is fully executed and delivered that it contains the entire agreement between the parties hereto and that, in executing it, the parties do not rely upon any statement, promise, or representation not herein expressed and this Agreement once executed and delivered will not be modified, changed or altered in any respect except by a writing executed and delivered in the same manner as required for this Agreement.

13.8.	Time of the Essence.

Time is of the essence of this Agreement and each and every term, condition and provision hereof.

13.9.	No Joint Venture.

It is not intended by this Agreement to, and nothing contained in this Agreement will, create any partnership, joint venture or other joint or equity type agreement between Buyer, on the one hand, and the Selling Parties, on the other. No term or provision of this Agreement is intended to be, or will be, for the benefit of any person, firm, organization, or corporation not a party hereto, and no such other person, firm, organization or corporation will have any right or cause of action hereunder.

13.10.	Further Acts.

Further to Section 7.7, each Party will, at the request of the other, execute, acknowledge (if appropriate) and deliver whatever additional documents, and do such other acts, as may be reasonably required in order to accomplish the intent and purposes of this Agreement.

13.11.	Dates of Performance.

In the event that any date for performance by either party of any obligation hereunder required to be performed by such party falls on a Saturday, Sunday or nationally- established holiday, the time for performance of such obligation will be deemed extended until the next business day following such date.

13.12.	Counterparts.

This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original, but all of which, together, will constitute one and the same instrument.

13.13.	Successors and Assigns.

This Agreement shall not be assignable by Buyer (other to an affiliate of Buyer, but in the event of such assignment to an affiliate of Buyer, Buyer shall remain primarily liable for all obligations of such assignee pursuant to this Agreement and any document executed by such assignee upon the Close of Escrow pursuant to this Agreement, including, without limitation, the Supply Agreement, the Transition Services Agreement and the Lease Assignment), but otherwise this Agreement will be binding upon, and inure to the benefit of, the Parties hereto and their respective successors, heirs, administrators and assigns.

13.14.	Exhibits.

Each of the exhibits referred to in this Agreement is attached hereto and incorporated by reference.

13.15.	IRC §1031 Exchange Cooperation.

The Selling Parties, on the one hand, and Buyer, on the other hand (“Cooperator”), shall cooperate in a simultaneous or deferred exchange by permitting the other (“Exchanger”) to assign its interest in this Agreement to a third party (“Exchange Facilitator”) pursuant to an Assignment and Assumption of Real Property Purchase and Sale Agreement and Supplemental Escrow Instructions in form and content reasonably acceptable to the Parties. The assignment of such interest may take effect only simultaneously with the Closing under this Agreement, and in no event shall the Exchanger be relieved of any liability under this Agreement by reason of such assignment. The Cooperator shall not be required to bear any escrow, title or other expense in excess of those the Cooperator would bear if there were no exchange. The Cooperator shall not be required to execute any document creating personal liability or to assume or be exposed to any liability in connection with the exchange, nor shall the Closing Date be delayed to consummate any such exchange without the written consent of the Parties. In no event shall the Cooperator be required to take title to any property and in no event shall the Cooperator be responsible for any tax consequences to Exchanger or any other Party in connection with any such exchange.

13.16.	Waiver of Jury Trial.

The Selling Parties and Buyer desire and intend that any disputes arising between them with respect to or in connection with this Agreement be subject to expeditious resolution in a court trial without a jury. Therefore the Selling Parties and Buyer each hereby waive the right to a trial by jury of any cause of action, claim, counter claim or cross complaint in any action, proceeding or other hearing brought by either the Selling Parties against Buyer or Buyer against the Selling Parties on any matter whatsoever arising out of, or in any way connected with, this Agreement, the relationship of the Selling Parties and Buyer concerning the subject matter of this Agreement or the documents related thereto or any claim of injury or damage, or the enforcement of any remedy under any statute, law, ordinance, rule or regulation now or hereafter in effect concerning such agreements.

13.17.	Ownership of Intellectual Property.

Unless specifically and expressly granted herein, no licenses or rights in respect of any Party’s Intellectual Property Rights are implied or granted in this Agreement, and the Parties hereby acknowledge that no Party has acquired, nor shall it acquire by virtue of this Agreement or the activities contemplated hereby, any interest in any of another Party’s Intellectual Property Rights. Each Party shall retain full ownership of all its Intellectual Property Rights, and the Parties hereby acknowledge that as of the date hereof each Party owns all of the Intellectual Property Rights relating to such Party’s products, including, in the case of Buyer, those products set forth on Section 13.17 of the Disclosure Letter. “Intellectual Property Rights” means all intellectual property rights worldwide arising under statutory law, common law or by contract and whether or not perfected, including without limitation, rights relating to the production of trade secrets, know-how and confidential information (including formulae, recipes and specifications relating to such party’s products).

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

SAFEWAY AUSTRALIA HOLDINGS, INC., a Delaware corporation		ANNIE’S, INC., a Delaware corporation

By:	/s/ Marilyn K. Beardsley	By:	/s/ John M. Foraker
	Marilyn K. Beardsley	(Print Name and Title) John M. Foraker
	Assistant Vice President	Chief Executive Officer

By:	/s/ Wende W. Guastamachio	By:	/s/ Amanda K. Martinez
	Wende W. Guastamachio, Assistant Secretary	Amanda K. Martinez, Executive Vice
(Print Name and Title)		(Print Name and Title) President,
Operations & Administration

SAFEWAY, INC., a Delaware corporation

By:	/s/ Marilyn K. Beardsley
Marilyn K. Beardsley
Assistant Vice President

By:	/s/ Wende W. Guastamachio
Wende W. Guastamachio, Assistant Secretary
(Print Name and Title)

Form Approved:     MKB

STEWART TITLE GUARANTY COMPANY

By:	/s/ Michael Lebovitz
Michael Lebovitz, Commercial Escrow Officer
(Print Name and Title)

EXHIBIT A

LEGAL DESCRIPTION OF THE LAND

All of Lots Numbered Three Hundred Ninety-three (393) through Four Hundred Nine (409), both inclusive, Lots Numbered Four Hundred Nineteen (419) through Four Hundred Thirty-six (436), both inclusive, and Lots Numbered Four Hundred Thirty-nine (439) through Four Hundred Fifty-seven (457), both inclusive, in CARTER’S FIRST ADDITION to the City of Joplin, Jasper County, Missouri, according to the recorded Plat thereof, and the following vacated portions of certain streets and alley located in said Carter’s First Addition: The East One-half of the North-South alley between Maiden Lane and Harlem Avenue from the North line of Junge Boulevard (formerly West Thirteenth Street) to the North line of Lot 457 in said Carter’s First Addition; and Harlem Avenue from the North line of Junge Boulevard (formerly West Thirteenth Street) to the North lines of Lots 419 and 456 in said Carter’s First Addition; and The West One-half of Harlem Avenue from the North line of Lot 456 to the North line of Lot 457 in said Carter’s First Addition; and The North-South alley between Harlem Avenue and Porter Avenue from the North line of Junge Boulevard (formerly West Thirteenth Street) to the North lines of Lots 409 and 420 in said Carter’s First Addition; and The West One-half of the North-South alley between Harlem Avenue and Porter Avenue from the North line of Lot 420 to the North line of Lot 419 in said Carter’s First Addition; and Eleventh Street from the West line of Porter Avenue to the centerline of the vacated North-South alley between Maiden Lane and Harlem Avenue; and Twelfth Street from the West line of Porter Avenue to the center line of the vacated North-South alley between Maiden Lane and Harlem Avenue;

EXCEPTING from the above described property so much thereof as conveyed by a certain Indenture from Junge Cracker Company, a corporation, to St. Louis-San Francisco Railway Company, a Missouri Corporation, dated June 6, 1947, and filed June 18, 1947 in Book 557 at Page 327, in Deed Records of Jasper County, Missouri, and more particularly described as follows: A certain strip or parcel of land lying, being and situate in Carter’s First Addition to the City of Joplin, Jasper County, Missouri, said strip or parcel being 17 feet in width that is 8-5/10 feet on each side of centerline of proposed spur track as the same will finally be located and constructed, said centerline being described as follows: Commencing at the intersection of the West line of Porter Avenue at Joplin, with the centerline of old Carterville Branch Main track of St. Louis-San Francisco Railway; thence Westerly measured along said centerline of main track .8 feet for a point of beginning; continuing Westerly on a curve to the left the radius of which is 942.29 feet, a distance of 94.2 feet; thence Westerly on tangent to last described curve a distance of 4 feet; thence Southwesterly on a curve to the left the radius of which is 383.07 feet, a distance of 584.7 feet; thence Southerly on tangent to the last described curve, a distance of 748.6 feet to end. Together with the reversionary right as reserved by Junge Cracker Company, a Corporation, in the above Deed to St. Louis-San Francisco Railway Company, filed June 18, 1947 at 2:41 p.m. in Book 557 at Page 327, wherein said property so conveyed shall revert to the grantor, its successors and assigns, in the event of abandonment by said Railway Company of its use of said property for railway purposes.

EXHIBIT C

EXCLUDED ASSETS

Recipes, formulations, molds, and manufacturing processes proprietary to Safeway Corporate Brand products and Lucerne Foods, Inc. products; provided, however, that the Selling Parties and/or their affiliates may give Buyer permission to use these for the duration of, and under the express terms of, the Supply Agreement;

Customer lists or other customer information;

Software, firmware, or data; provided, however, that the Selling Parties and/or their affiliates may give Buyer permission to use certain software and data for the duration of, and pursuant the express terms of, the Transition Services Agreement;

The names, trademarks, servicemarks, copyrights, patents, trade secrets, logos, internet domain names, trade dress, brand names, and any other intellectual property of Safeway Inc. and its subsidiaries and affiliates.

In reliance on Item 601 of Regulation S-K, the Company has omitted the following exhibits:

Exhibit B – List of Fixtures and Equipment

Exhibit D – Form of Supply Agreement

Exhibit E – Form of Transition Services Agreement

Exhibit F – Assignment and Assumption of Lease

Exhibit G – Bill of Sale

Exhibit H – Special Warranty Deed

The Company agrees to furnish supplementally a copy of any such omitted exhibit to the Securities Exchange Commission upon request.

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